UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KONTRON MOBILE COMPUTING, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

KAC ACQUISITION CORP.

KONTRON AG

(NAMES OF FILING PERSONS (OFFERORS))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

31659P-10-3

(CUSIP NUMBER OF CLASS OF SECURITIES)

HANNES NIEDERHAUSER

CHAIRMAN OF THE BOARD

KONTRON AG

OSKAR-VON-MILLER-STRASSE 1

D-85386 ECHING, GERMANY

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

NORMAN L. SMITH, ESQ.

SOLOMON WARD SEIDENWURM & SMITH, LLP

401 B STREET, SUITE 1200

SAN DIEGO, CA 92101

(619) 231-0303

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$3,992,139	$507

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 5,763,141 shares of common stock, par value $.001 per share (the “Shares”), of Kontron Mobile Computing, Inc., at a purchase price of $0.55 per Share, net to the seller in cash. Such number of Shares is based on information received from Kontron Mobile Computing, Inc. and assumes (i) 7,258,434 Shares outstanding (excluding Shares already held by Kontron AG) as of May 3, 2004 and (ii) that no options or warrants are exercised on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 of 2004 issued by the Securities and Exchange Commission on January 26, 2004.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    N/A     FILING PARTY:     N/A

FORM OR REGISTRATION NO.:    N/A     DATE FILED:      N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☒ going-private transaction subject to Rule 13e-3

☒ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the “Schedule TO”) is filed by Kontron AG, a German corporation and KAC Acquisition Corp., a Minnesota corporation and wholly-owned subsidiary of Kontron AG (“KAC Acquisition”). This Schedule TO relates to the offer by KAC Acquisition to purchase all the outstanding shares of common stock, par value $.001 per share (the “Shares”), of Kontron Mobile Computing, Inc., a Minnesota corporation, at $0.55 per Share, net to the seller in cash, not held by Kontron AG, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2004 (the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

ITEM 1. SUMMARY TERM SHEET

Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” which hereby is incorporated by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The name of the Company is Kontron Mobile Computing, Inc. (“Kontron Mobile”). The address of its principal executive office is 7631 Anagram Drive, Eden Prairie, Minnesota 55344. The telephone number of the Company is (952) 974-7000.

(b) The class of securities to which this statement relates is the common stock, par value $0.001 per share, of the Company. As of May 3, 2004, there were 14,952,926 Shares of common stock issued and outstanding, based on information provided in Kontron Mobile’s 10-Q filed on May 17, 2004. Holders of any options or warrants to purchase shares of Kontron Mobile common stock that exercise such options or warrants prior to the completion of the Offer will receive $0.55 per share for each share tendered in the Offer.

(c) Reference is made to the information set forth in Section 6 of the Offer to Purchase, “Price Range of Shares,” which hereby is incorporated by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Each of Kontron AG and Purchaser is the filing person. Each person specified in Instruction C to Schedule TO is named on Schedule A to the Offer to Purchase, which Schedule hereby is incorporated by reference.

(b) Reference is made to the information set forth in Section 8 of the Offer to Purchase, “Certain Information Concerning Kontron AG and Purchaser,” which hereby is incorporated by reference.

(c) Reference is made to the information set forth in Schedule A to the Offer to Purchase, which hereby is incorporated by reference.

ITEM 4. TERMS OF THE TRANSACTION

Except as set forth below, reference is made to the entire Offer to Purchase, which is hereby incorporated by reference.

(a)(ix) Inapplicable.

(a)(x) Inapplicable.

(a)(xi) Inapplicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) and (b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors; Background of the Offer; Kontron AG’s Investment in Kontron Mobile,” “Special Factors; Kontron AG’s Ownership and Operating Relationships with Kontron Mobile,” and “Special Factors; Certain Related Party Transactions,” respectively, each of which is hereby incorporated by reference. Reference also is made to the information set forth in Section 8 of the Offer to Purchase, “Certain Information Concerning Kontron AG and Purchaser,” which hereby is incorporated by reference. Reference also is made to the information set forth in Schedule B to the Offer to Purchase, which hereby is incorporated by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors; Reasons for and Purpose of the Offer and the Merger; Kontron AG’s Plans for Kontron Mobile,” which hereby is incorporated by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors; Reasons for and Purpose of the Offer and the Merger; Kontron AG’s Plans for Kontron Mobile,” and in Section 14 of the Offer to Purchase “Certain Effects of the Offer,” respectively, each of which hereby is incorporated by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Reference is made to the information set forth in Section 10 of the Offer to Purchase, “Source and Amount of Funds,” which hereby is incorporated by reference.

(b) Inapplicable.

(d) Inapplicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) and (b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors; Background of the Offer; Kontron AG’s Investment in Kontron Mobile,” “Special Factors; Kontron AG’s Ownership and Operating Relationships with Kontron Mobile,” and “Special Factors; Certain Related Party Transactions,” respectively, each of which is hereby incorporated by reference. Reference also is made to the information set forth in Section 8 of the Offer to Purchase, “Certain Information Concerning Kontron AG and Purchaser,” which hereby is incorporated by reference. Reference also is made to the information set forth in Schedule B to the Offer to Purchase, which hereby is incorporated by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Reference is made to the information set forth in Section 15 of the Offer to Purchase, “Fees and Expenses,” which hereby is incorporated by reference.

ITEM 10. FINANCIAL STATEMENTS

(a) The financial statements of Kontron AG and Purchaser are not material to the Offer.

(b) The pro forma financial statements of Kontron AG and Purchaser are not material to the Offer.

ITEM 11. ADDITIONAL INFORMATION

(a) Reference is made to the information set forth in Section 13, “Certain Legal Matters”; and in Section 14, “Certain Effects of the Offer” of the Offer to Purchase, each of which hereby is incorporated by reference.

(b) Reference is made to the entire Offer to Purchase, which hereby is incorporated by reference.

ITEM 12. EXHIBITS

EXHIBIT	DESCRIPTION
(a)(1)(i)	Offer to Purchase dated June 15, 2004.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(viii)	Text of Press Release issued by Kontron AG on June 14, 2004.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

ITEM 13. ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3

ITEM 2. SUBJECT COMPANY INFORMATION

(d) Reference is made to the information set forth in Section 6, “Price Range of Shares; Dividends” of the Offer to Purchase, which hereby is incorporated by reference.

(e) Inapplicable.

(f) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors; Background of the Offer; Kontron AG’s Investment in Kontron Mobile,” “Special Factors; Kontron AG’s Ownership and Operating Relationships with Kontron Mobile” and “Special Factors; Certain Related Party Transactions,” respectively, each of which is hereby incorporated by reference.

ITEM 4. TERMS OF THE TRANSACTION

(c) Inapplicable.

(d) Reference is made to the information set forth in Section 9 of the Offer to Purchase, “Merger; Dissenter’s Rights; Rule 13e-3,” which hereby is incorporated by reference.

(e) None of Purchaser or Kontron AG have made arrangements in connection with the Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense.

(f) Inapplicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(c) and (e) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors; Background of the Offer; Kontron AG’s Investment in Kontron Mobile,” “Special Factors; Kontron AG’s Ownership and Operating Relationship with Kontron Mobile” and “Special Factors; Certain Related Party Transactions,” respectively, each of which is hereby incorporated by reference. Reference also is made to the information set forth in Section 8 of the Offer to Purchase, “Certain Information Concerning Kontron AG and Purchaser,” which hereby is incorporated by reference. Reference also is made to the information set forth in Schedule B to the Offer to Purchase, which hereby is incorporated by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors; Reasons for and Purpose of the Offer and the Merger; Kontron AG’s Plans for Kontron Mobile,” and in Section 14 of the Offer to Purchase, “Certain Effects of the Offer,” respectively, each of which hereby is incorporated by reference.

(c)(8) Reference is made to the information set forth in Section 14 of the Offer to Purchase, “Certain Effects of the Offer,” which hereby is incorporated by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN A GOING-PRIVATE TRANSACTION

Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors; Background of the Offer” and “Special Factors; Reasons for and Purpose of the Offer and the Merger; Kontron AG’s Plans for Kontron Mobile,” respectively, each of which hereby is incorporated by reference.

ITEM 8. FAIRNESS OF THE GOING-PRIVATE TRANSACTION

Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors; Purchaser’s and Kontron AG’s Position Regarding the Fairness of the Offer and the Merger,” which hereby is incorporated by reference. Reference also is made to the information set forth in Section 8 of the Offer to Purchase, “Certain Information Concerning Kontron AG and Purchaser,” which hereby is incorporated by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Inapplicable.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(c) Reference is made to the information set forth in Section 15 of the Offer to Purchase, “Fees and Expenses,” which hereby is incorporated by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Reference is made to the information set forth on Schedule B to the Offer to Purchase.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) and (e) Reference is made to the information set forth in Section 7 of the Offer to Purchase, “Certain Information Concerning Kontron Mobile,” which hereby is incorporated by reference.

ITEM 13. FINANCIAL INFORMATION

(a)(1) The audited consolidated financial statements of Kontron Mobile as of and for the years ended December 31, 2003 and December 31, 2002 are incorporated herein by reference to the Financial Statements and Supplementary Data section included as Item 8 to Kontron Mobile’s Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 30, 2004.

(a)(2) The unaudited consolidated financial statements of Kontron Mobile for the three month fiscal period ended March 31, 2004 are incorporated herein by reference to Item 1 of Part I of Kontron Mobile’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the SEC on May 17, 2004.

(b) The pro forma financial statements of Kontron Mobile are not material to the offer.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(b) None.

ITEM 16. EXHIBITS

(f) Sections 302A.471 and 302A.473 of the Minnesota Business Corporations Act (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KONTRON AG

By:	/s/ Hannes Niederhauser
	Name:	Hannes Niederhauser
	Title:	Chief Executive Officer

KAC ACQUISITION CORP.

By:	/s/ Charles Newcomb
	Name:	Charles Newcomb
	Title:	Secretary

Dated: June 15, 2004

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(i)	Offer to Purchase dated June 15, 2004.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(viii)	Text of Press Release issued by Kontron Mobile on June 14, 2004.
(b)	None.
(f)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporations Act (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)	None.
(h)	None.